UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)
☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ to __________

Commission file number: 0-18460

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY CAPITAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

B.           Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Community Capital Corporation
1402-C Highway 72 West
Greenwood, South Carolina 29649

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Community Capital Corporation Employee Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm – Elliott Davis, LLC

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010

Notes to Financial Statements - December 31, 2010 and 2009

Supplemental Schedules:

Schedule of Assets Held at End of Year - December 31, 2010

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis, LLC

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4 - 11

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets Held at End of Year	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Community Capital Corporation
Employee Stock Ownership Plan
Greenwood, South Carolina

We have audited the accompanying statements of net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbia, South Carolina
June 22, 2011

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets:
Investments, at fair value
Cash	$3,948	$54
Community Capital Corporation common stock	2,244,430	2,095,569
Mutual funds	3,339,895	2,742,142
Total investments	5,588,273	4,837,765
Receivables
Notes receivable from participants	91,135	93,985
Employer contributions	11,598	10,693
Employee contributions	19,365	18,511
Other	100	-
Total receivables	122,198	123,189
Total assets	5,710,471	4,960,954
Liabilities:
Fees payable	-	744
Other	4,048	-
Total liabilities	4,048	744
Net assets available for benefits	$5,706,423	$4,960,210

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2010

Additions to net assets attributed to:
Employer contributions	$311,403
Employee contributions	488,341
Net increase in fair value of investments	204,331
Rollovers	24,072
Total additions	1,028,147
Deductions from net assets attributed to:
Distributions paid to participants	269,179
Administrative expenses	12,755
Total deductions	281,934
Net increase	746,213
Net assets available for benefits:
Beginning of year	4,960,210
End of year	$5,706,423

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 1 - DESCRIPTION OF THE PLAN

Community Capital Corporation (the “Company”) established the Community Capital Corporation Employee Stock Ownership Plan (the “Plan”) effective as of January 1, 1991.  The Plan is currently sponsored and maintained by the Company’s wholly owned subsidiary, CapitalBank, who also serves as administrator to the Plan.  The Plan operates as a non-leveraged employee stock ownership plan (ESOP) that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Company.  Employees can enter the Plan at the beginning of the month following their start of employment.

Participant’s Salary Reduction Election - Each participant may elect to defer up to 20% of his or her compensation as defined by the Plan, subject to certain Code limitations.

Employer Contributions - For each Plan year, the Company may make contributions to accounts of eligible participants, including the following:

▪	A matching contribution equal to 75% of the salary reduction election of each participant limited to 6% of the participant’s compensation.
▪	A discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Company.
▪	As necessary, the amount required to provide the top heavy minimum contribution.

Participant Accounts - Each participant’s account is credited with the participant’s salary reduction election, allocations of the Company’s matching contribution and discretionary contribution (if any), Plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable.  A participant must be employed by the Company on the last day of the Plan year and complete 1,000 hours of service to be eligible to receive an allocation of discretionary contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Vesting commences after one year of credited service and a participant is 100% vested after five years of credited service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Upon retirement, death, or total disability, a participant is 100% vested.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 1 - DESCRIPTION OF THE PLAN - continued

Investment Options - The Plan currently offers 14 mutual funds and the Company’s common stock as investment options for participants.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The matching Company contribution is invested directly in Company common stock and must remain invested in Company common stock, subject to the diversification requirements under the Sections 401(a)(28) and 401(a)(35) of the Code, which enable participants meeting certain age and/or service requirements to exchange their Company common stock for other investment options.

Notes Receivable from Participants - The trustee of the Plan may, in the trustee’s discretion, make loans to participants and beneficiaries under the following circumstances:  (1) loans shall be made available to all participants and beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to highly compensated employees in an amount greater than the amount made available to other participants and beneficiaries; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; (5) loans shall provide for periodic repayment over a reasonable period of time; and (6) loans shall be available in the event of hardship or financial necessity or to consolidate other loans.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to receive either one lump-sum payment, or payments over a period of monthly, quarterly, semiannual, or annual installments. Distributions are made in cash, or, if a participant elects in the form of Company common shares plus cash for any fractional share.

Under the provisions of the Plan, the Plan and the Company each have the right of first refusal for 14 days following notice of a participant’s desire to sell any shares which have been distributed under the terms of the Plan.

Voting Rights - With respect to any corporate matter which involves the voting of Company common stock relating to the approval or disapproval of any corporate merger, consolidation, or similar matters, each participant is entitled to direct the Trustee as to the manner in which voting rights attributable to shares of the Company’s stock allocated to his or her account are to be exercised.

Plan Loans - The Plan may incur acquisition loans to finance the acquisition of the Company’s common stock or to repay a prior loan.  As of December 31, 2010 and 2009, there were no loans outstanding.

Forfeited Accounts - As of December 31, 2010 and 2009, forfeited non-vested accounts totaled $6,512 and $9,173, respectively.  Forfeitures attributable to matching contributions not used by the Plan for payment of Plan expenses will be allocated to participants eligible to share in the Company’s matching contribution in the same proportion that their compensation bears to the total compensation of all such participants. Forfeitures attributable to the Company’s discretionary contributions will be added to any discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participants’ accounts in the same manner as any discretionary contributions.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Recent Accounting Pronouncements -  In September 2010, the Financial Accounting Standards Board (the “FASB”) issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  This adoption resulted in a reclassification of participant loans totaling $91,135 and $93,985 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.  There was also no impact to net assets available for benefits as of December 31, 2010, nor the beginning net assets available for benefits on the 2010 statement of changes.

In January 2010, the FASB issued an amendment [“Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements” (ASU 2010-06)] which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. See Note 3 for impact of adoption. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. We are currently evaluating the impact of the guidance related to Level 3 measurements on our disclosures.

Accounting Standards Update ("ASU") 2009-12, Calculate Net Asset Value per Share (or Its Equivalent) amended the FASB Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value ("NAV") per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting except for benefits which are recorded when paid in accordance with accounting principles generally accepted in the United States of America.

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued.  Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission.

In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of the Company's common stock are valued at fair value, which was the closing quoted price of the Company’s common stock as noted by NASDAQ as of the close of business December 31, 2010 and 2009.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses – During the plan year, certain administrative expenses of $12,755 were paid by the Plan.  All other administrative expenses are paid by the Company.

Subsequent Events – The Plan has evaluated subsequent events through June 22, 2011, the date the financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist principally of investments in managed funds and in stock of the Company.  The Plan’s trustee offers a variety of funds so participants may diversify investments between separate funds in order to limit the amount of credit exposure to any one fund.  The underlying assets owned by that fund collateralize each managed fund.

At December 31, 2010 and 2009, the Plan held Community Capital Corporation common stock valued at $2,244,430 and $2,095,569, respectively.  The actual number of shares of the Company’s common stock held by the Plan at such periods was 831,268 and 722,610, respectively. Community Capital Corporation common stock comprised 39% and 42% of Plan assets at December 31, 2010 and 2009, respectively.

NOTE 3 - FAIR VALUE MEASURMENTS

Accounting standards establish a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 3 - FAIR VALUE MEASURMENTS - continued

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2010 and 2009.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

Assets at Fair Value as of December 31, 2010	Level 1	Level 2	Level 3	Total

Cash	$3,948	$-	$-	$3,948
Mutual funds:
Equity funds	2,185,649	-	-	2,185,649
Bonds	678,812	-	-	678,812
Money market funds	475,434	-	-	475,434
Community Capital Corporation common stock	2,244,430	-	-	2,244,430
Total assets at fair value	$5,588,273	$-	$-	$5,588,273

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 3 - FAIR VALUE MEASURMENTS - continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Assets at Fair Value as of December 31, 2009	Level 1	Level 2	Level 3	Total

Cash	$54	$-	$-	$54
Mutual funds:
Equity funds	1,638,492	-	-	1,638,492
Bonds	634,714	-	-	634,714
Money market funds	468,936	-	-	468,936
Community Capital Corporation common stock	2,095,569	-	-	2,095,569
Total assets at fair value	$4,837,765	$-	$-	$4,837,765

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - ADMINISTRATION OF PLAN ASSETS

Mutual funds and investments in the Company’s common stock are held and managed by the custodian of the Plan.

Certain administrative functions are performed by officers of the Company.  No such officer receives compensation from the Plan.  The Company pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

NOTE 6 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

Investments at fair value as determined by quoted market prices	2010	2009

Community Capital Corporation common stock	$2,244,430	$2,095,569
Vanguard 500 Index	652,281	567,948
Federated Prime Obligation SS	475,434	468,936
Dodge & Cox Stock Fund	470,702	379,747
Federated Total Return Bond SS	388,785	393,351
Columbia Acorn Z	499,825	373,161

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 6 – INVESTMENTS - continued

During 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

2010
Realized and unrealized gains and (losses) including dividends and interest, net
Mutual funds	$386,974
Community Capital Corporation common stock	(182,643)
Net increase in fair value of investments	$204,331

NOTE 7 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 9, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter.  The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.  Management believes the Plan continues to maintain its qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

NOTE 8 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested with the Company as described in Note 2.  This investment is considered a party-in-interest transaction.

NOTE 9 - PLAN RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

2010
Net assets available for benefits per the financial statements	$5,706,423
Employer contribution receivable not recorded on 5500	(11,598)
Employee contribution receivable not recorded on 5500	(19,365)
Net assets available for benefits per Form 5500	$5,675,460

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

PLAN 001
EIN 57-0866395

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2010

(a) Identity of party involved	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Community Capital Corporation	831,268 shares	**	$2,244,430
	Merrill Lynch CMA Money Fund	3,948 shares	**	3,948
	Dodge & Cox Stock Fund	4,368 shares	**	470,702
	Dodge & Cox Int’l Stock Fund	6,167 shares	**	220,220
	Federated High Yield Trust	28,287 shares	**	167,459
	Harbor Capital Appreciation Adm	3,177 shares	**	116,197
	Columbia Acorn Z	16,556 shares	**	499,825
	Oppenheimer International Bond	14,798 shares	**	97,078
	Federated Prime Obligation SS	475,434 shares	**	475,434
	Federated Total Return Bond SS	34,868 shares	**	388,785
	Royce Opportunity Fund	8,540 shares	**	103,159
	Vanguard 500 Index	5,632 shares	**	652,281
	Federated Strategic Value A	3,866 shares	**	16,974
	Pimco Real Return Admin	2,244 shares	**	25,490
	Vanguard Mid-Cap Index	3,760 shares	**	76,361
	Vanguard Small-Cap Index	861 shares	**	29,930
*	Participant Loans	4.25 – 9.25 percent	**	91,135
				$5,679,408

*	Indicates a party-in-interest to the Plan.

**	Cost information omitted due to participant-directed plan.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock ownership plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Capital Corporation Employee Stock Ownership Plan

Date: June 22, 2011	By:	/s/ R. Wesley Brewer
R. Wesley Brewer
Chief Financial Officer of CapitalBank
Plan Administrator

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC